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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                                    -------

                              CuraGen Corporation
                    --------------------------------------
                               (Name of Issuer)

                                Common Stock
                    --------------------------------------
                        (Title of Class of Securities)

                                  23126R 10 1
                    --------------------------------------
                                (CUSIP Number)

                               December 31, 1999
                    --------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]  Rule 13d-1(b)

                  [ ]  Rule 13d-1(c)

                  [x]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 pages
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  CUSIP NO.  23126R 101             13G                    PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jonathan M. Rothberg, Ph.D.

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

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                          SOLE VOTING POWER
                     5
     NUMBER OF            3,535,100 shares (includes (i) 1,000,000 shares of
                          Common Stock held by a limited partnerships of which
                          Dr. Rothberg is the sole general partner and of which
                          the sole limited partner is a trust in which Dr.
                          Rothberg is the primary beneficiary and (ii) 20,000
                          shares of Common Stock subject to currently
                          exercisable options).
     SHARES
                   -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          5,400 shares (consists of (i) 2,700 shares of Common
                          Stock held jointly by Dr. Rothberg and his brother,
                          (ii) 200 shares of Common Stock owned by Dr.
                          Rothberg's wife and (iii) 2,500 shares of Common Stock
                          subject to currently exercisable options held by Dr.
                          Rothberg's wife).
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             3,535,100 shares (includes (i) 1,000,000 shares of
                          Common Stock held by a limited partnership of which Dr. Rothberg is the sole general partner and of which the sole limited partner is a trust in which Dr.
                          Rothberg is the primary beneficiary and (ii) 20,000 shares of Common Stock subject to currently exercisable options).

                 -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     8
       WITH               5,400 shares (consists of (i) 2,700 shares of Common
                          Stock held jointly by Dr. Rothberg and his brother,
                          (ii) 200 shares of Common Stock owned by Dr.
                          Rothberg's wife and (iii) 2,500 shares of Common Stock
                          subject to currently exercisable options held by Dr.
                          Rothberg's wife).
------------------------------------------------------------------------------
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,540,500 shares including (i) 1,000,000 shares of Common Stock held by a limited partnership of which Dr. Rothberg is the sole partner and of which the sole limited partner is a trust in which Dr. Rothberg is the primary beneficiary, (ii) 20,000 shares of Common stock subject to currently exercisable options, (iii) 2,700 shares of Common Stock held jointly by Dr. Rothberg and his brother, (iv) 200 shares of Common Stock owned by Dr. Rothberg's wife and (v) 2,500 shares of Common Stock subject to currently exercisable options held by Dr. Rothberg's wife.
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
      Not applicable
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      21.6%
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      TYPE OF REPORTING PERSON*
12
      IN

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                               Page 3 of 7 pages
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Item 1(a)  Name of Issuer
           --------------

           CuraGen Corporation


Item 1(b)  Address of Issuer's Principal Executive Offices
           -----------------------------------------------

           555 Long Wharf Drive
           New Haven, CT 06511


Item 2(a)  Name of Person Filing
           ---------------------

           Jonathan M. Rothberg, Ph.D.


Item 2(b)  Address of Principal Business Office or, if none, Residence
           -----------------------------------------------------------

           c/o CuraGen Corporation
           555 Long Wharf Drive
           New Haven, CT 06511


Item 2(c)  Citizenship
           -----------

           United States

Item 2(d)  Title of Class of Securities
           ----------------------------

           Common Stock


Item 2(e)  CUSIP Number
           ------------

           23126R 10 1


Item 3.    If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
           --------------------------------------------------------------------
           (c), check whether the person filing is a
           -----------------------------------------

     (a)   [ ]   Broker or dealer registered under Section 15 of the Act (15 U.
                 S.C. 78o).

     (b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)   [ ]  Insurance company as defined in Section 3(a)(19) of the Act

                               Page 4 of 7 pages
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                (15 U.S.C. 78c).

     (d)   [ ]  Investment company registered under Section 8 of the Investment
                Company Act of 1940 (15 U.S.C. 80a-8).

     (e)   [ ]  An investment Adviser in accordance with (S)240.13d-1(b)(1)
                (ii)(E).

     (f)   [ ]  An employee benefit plan or endowment fund in accordance with
                (S)240.13d-1(b)(1)(ii)(F).

     (g)   [ ]  A parent holding company or control person in accordance with
                (S)240.13d-1(b)(1)(ii)(G).

     (h)   [ ]  A savings associations as defined in Deposit Insurance Act (12
                Section 3(b) of the Federal U.S.C. 1813).

     (i)   [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)   [ ]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J)

Item 4.    Ownership
           ---------

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)   Amount Beneficially Owned:

           3,540,500 shares including (i) 1,000,000 shares of Common Stock held by a limited partnership of which Dr. Rothberg is the sole general partner and of which the sole limited partner is a trust in which Dr. Rothberg is the primary beneficiary, (ii) 20,000 shares of Common Stock subject to currently exercisable options, (iii) 2,700 shares of Common Stock held jointly by Dr. Rothberg and his brother, (iv) 200 shares of Common Stock owned by Dr. Rothberg's wife and (v) 2,500 shares of Common Stock subject to currently exercisable options held by Dr. Rothberg's wife.

     (b)   Percent of Class:

           21.6%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

                               Page 5 of 7 pages
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                 3,535,100 shares (includes (i) 1,000,000 shares of Common Stock held by a limited partnership of which Dr. Rothberg is the sole general partner and of which the sole limited partner is a trust in which Dr. Rothberg is the primary beneficiary and (ii) 20,000 shares of Common Stock subject to currently exercisable options).

          (ii)   shared power to vote or to direct the vote:

                 5,400 shares (consists of (i) 2,700 shares of Common Stock held jointly by Dr. Rothberg and his brother, (ii) 200 shares of Common Stock owned by Dr. Rothberg's wife and (iii) 2,500 shares of Common Stock subject to currently exercisable options held by Dr. Rothberg's wife).

          (iii)  sole power to dispose or to direct the disposition of:

                 3,535,100 shares (includes (i) 1,000,000 shares of Common Stock held by a limited partnership of which Dr. Rothberg is the sole general partner and of which the sole limited partner is a trust in which Dr. Rothberg is the primary beneficiary and (ii) 20,000 shares of Common Stock subject to currently exercisable options).

          (iv)   shared power to dispose or to direct the disposition of:

                 5,400 shares (consists of (i) 2,700 shares of Common Stock held jointly by Dr. Rothberg and his brother, (ii) 200 shares of Common Stock owned by Dr. Rothberg's wife and (iii) 2,500 shares of Common Stock subject to currently exercisable options held by Dr. Rothberg's wife).

Item 5.          Ownership of Five Percent or Less of a Class
                 --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.          Ownership of More than Five Percent on Behalf of Another Person
                 ---------------------------------------------------------------

     Not applicable.

Item 7.          Identification and Classification of the Subsidiary Which
                 ---------------------------------------------------------
                 Acquired the Security Being Reported on By the Parent Holding
                 -------------------------------------------------------------
                 Company
                 -------

                               Page 6 of 7 pages
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     Not applicable.

Item 8.          Identification and Classification of Members of the Group
                 ---------------------------------------------------------


     Not applicable.

Item 9.          Notice of Dissolution of Group
                 ------------------------------


     Not applicable.

Item 10.         Certification
                 -------------


     Not applicable.

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 9, 2000
                                              ----------------------------------
                                                            (Date)

                                                   /s/ Jonathan M. Rothberg
                                              ----------------------------------
                                                         (Signature)

                                                   Jonathan M. Rothberg, CEO
                                              ----------------------------------
                                                       (Name and Title)

                                Page 7 of 7 pages